EXHIBIT 99.2

Further to the Company’s previous report with respect to Eurocom Communications Ltd. (“Eurocom Communications”) notice that an application had been filed by Eurocom Communications and by other private companies in the Eurocom Group, with the Tel-Aviv-Jaffa District Court, for an order to convene creditors meetings for the purpose of approving an arrangement pursuant to Section 350 of the Companies Law, 5759-1999, and in accordance with the Companies Regulations (Application for a Settlement or Arrangement), 5762-2002 - Eurocom notified the Company that the meetings were summoned to January 30, 2018.